UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number ____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation

500 Post Road East, Suite 320

Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

SIGNATURES	11

EXHIBIT

Consent of Independent Registered Public Accounting Firm	12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

 To the Participants and Administrative Committee of the

Terex Corporation and Affiliates’

401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, CT

June 29, 2006

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2005	2004
ASSETS -
Investments:
Mutual Funds at fair value (see Note 3)	$141,107,410	$124,260,003
Common Stock at fair value (see Note 3)	41,595,604	31,624,731
Commingled pool of investments at fair value	3,913,732	2,648,665
Investments at contract value (see Note 3)	11,120,365	10,490,915
Participant loans	9,588,351	8,397,246

Total investments	207,325,462	177,421,560

Receivables:
Participants’ contributions	642,906	505,906
Employer’s contributions	249,331	356,309

Total receivables	892,237	862,215

NET ASSETS AVAILABLE FOR BENEFITS	$208,217,699	$178,283,775

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’

401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Net appreciation in fair value of investments	$14,231,378
Interest and dividends from investments	5,736,607
Interest from participant loans	506,584
Participant contributions	13,874,174
Employer contributions	5,258,050
Rollover contributions	1,322,799
Total additions	40,929,592

DEDUCTIONS:
Benefits paid to participants	(10,930,532)
Administrative fees	(65,136)
Total deductions	(10,995,668)

NET INCREASE	29,933,924

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	178,283,775

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$208,217,699

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (“Terex” or the “Company” or the “Employer”) meeting minimum eligibility requirements. The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan, and Massachusetts Mutual Life Insurance Company (“MassMutual”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An Administrative Committee, consisting of at least three members appointed by the Company’s Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

On December 28, 2000 and January 14, 2002, the Company acquired Fermec North America, Ltd. (“Fermec”) and Schaeff of North America, Inc. (“Schaeff”), respectively. Both Fermec and Schaeff maintained 401(k) plans, The Fermec North America, Ltd. 401(k) Plan (the “Fermec Plan”) and The Schaeff of North America 401(k) Plan (the “Schaeff Plan”). These plans remained available to Fermec and Schaeff employees through December 31, 2003. Prior to January 1, 2004, all Fermec and Schaeff employees left or relocated to other Company locations. At that point, these employees became eligible to participate in the Plan, as employees of other Company locations. On September 1, 2004, the plan assets of the Fermec Plan and Schaeff Plan, $68,049 and $30,127, respectively, were merged into the Plan.

On February 14, 2003, the Company acquired Commercial Body Corporation (“Commercial Body”) and Combatel Distribution, Inc. (“Combatel”). The Commercial Body Corporation Employee Profit Sharing and 401(k) Plan (the “Commercial Body Plan”) and the Combatel Distribution, Inc. 401(k) Profit Sharing Plan (the “Combatel Plan”) merged into the Plan effective April 1, 2004, at which time the employees of Commercial Body and Combatel became eligible to participate in the Plan. In connection with the merger, assets valued at $1,630,858 and $1,502,830, respectively, were transferred into the Plan from the Commercial Body Plan and the Combatel Plan on April 1, 2004.

Participant Eligibility - Permanent non-represented employees may begin participation on the first day of the month following their hiring with the exception of Terex Handlers. Effective January 1, 2005, the Plan was amended such that Terex Handlers employees’ eligibility begins after completion of sixty days of service (formerly ninety days of service). Eligibility for represented employees under various collective bargaining agreements is as follows: Koehring Cranes, Inc. (“Koehring”) represented employees are eligible after completion of three months of service; Terex Reedrill (“Reedrill”) represented employees are eligible after completion of six months of service; and The American Crane Corporation, now known as Terex Cranes Wilmington, Inc. (“American Crane”) and Cedarapids, Inc. (“Cedarapids”) represented employees are eligible to participate in the Plan on the first day of the month following their hiring.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Contributions - Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax or post-tax earnings. The maximum pre-tax contribution permitted under Internal Revenue Service (“IRS”) regulations in 2005 and 2004 was $14,000 and $13,000, respectively. Participants age 50 and older can elect to make additional pre-tax contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Employer contributions.

Employer Contributions - With the exception of participants at CMI Terex Corporation (“CMI”), Utility Equipment, Inc. (“Utility Equipment”), and participants represented by collective bargaining units, the Company contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. The Company contributes 15% of the amount that a CMI participant contributes to the Plan, subject to IRS limits. Utility Equipment participants receive company match of 50% of the first 6% contributed to the Plan, subject to IRS limits. Prior to January 1, 2005, the Company contributed to the plan 50% of the first 4% to Utility Equipment participants and 100% of the first 4% to Genie participants under a safe harbor provision.

For represented employees, the Employer contributions are as follows: Terex will match 50% of the first 8% of the American Crane participant’s contribution; Terex will match 33.33% of the first 6% of the Reedrill participant’s contribution; Terex will match 100% of the first 4% of the Cedarapids participant’s contribution; and effective March 1, 2005, Terex will match 50% of the first 8% of the Koehring participant’s contribution to the Plan. Prior to March 1, 2005, Koehring participants received no Company match. The Company may make, in its sole discretion, supplementary contributions.

Company contributions are restricted and are made in Terex Common Stock. However, each calendar year on the first business day of the second quarter, all restricted Company matching contributions in Terex Common Stock are reclassified to unrestricted, thereby allowing participants to exchange the value of Terex Common Stock into other investment options. All Company matching contributions posted thereafter will once again be restricted and invested in Terex Common Stock until the following first business day of the second quarter.

For the 2005 Plan year, the Company amended the Plan to allow a Profit Sharing Contribution of $10,175 to certain participants. This contribution consisted of a combination of cash and Terex Common Stock.

Contribution Limits - Contributions are limited in that the sum of: a) total Employer contributions and b) total participant pre-tax contributions and c) total participant post-tax contributions, cannot exceed the lesser of: i) $42,000 or ii) 100% of the participant’s total compensation for the year. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

Vesting - Participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants vest in the Employer contribution after one year of eligible service. Prior to January 1, 2005, Genie participants vested immediately in all Company matching contributions under a safe harbor provision.

Forfeitures - Nonvested Employer contributions of participants that have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Employer contributions or to pay the Plan’s administrative expenses. However, participants that return to service within five years from their separation date will be entitled to continue vesting on the Employer contributions which were previously forfeited. At December 31, 2005, forfeited nonvested accounts totaled $93,808. These accounts will be used to offset future Employer contributions or pay Plan expenses.

Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant’s account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant’s account is greater than $5,000 the participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, after-tax contributions as defined in the Plan document, or upon attainment of age 59-1/2.

Effective March 28, 2005, the Plan was amended to allow the Administrative Committee to designate an individual retirement plan for a mandatory distribution greater than $1,000 in the event the participant does not direct the distribution.

Participant Loans - Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

Investments - Plan investments are stated at fair value based on published market prices except for its investment contract which is valued at contract value. Net appreciation (depreciation) in fair value of investments is comprised of all realized and unrealized gains and losses during the year.

Expenses - Fees and expenses related to administering the Plan are generally paid by Terex. Investment management fees and loan administration fees are paid by participants.

Payment of Benefits - Benefits are recorded when paid.

Transfers-in - Transfers-in are recognized at the time the assets are received by the Plan.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value except for its investment contract which is valued at contract value with an insurance company (see Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at the principal amount outstanding; no adjustment to market value is made to reflect current interest rates.

Risks and Uncertainties - The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
		2005			2004
Terex Corporation Common Stock		$41,595,604	*		$31,624,731	*
Fidelity Contrafund Fund		$10,676,269		$	**
Fidelity Equity Income Fund	$	**			$9,531,699
Fidelity Retirement Money Market Fund		$16,445,238			$15,465,719
Fidelity Low Price Stock Fund		$19,188,872			$17,498,863
Fidelity Diversified International Fund		$13,123,164			$10,516,842
Investment Contract with Massachusetts Mutual Life Insurance Company, #GICO 35024, matures 12/31/05		$11,120,365			$10,490,915

* Nonparticipant-directed
**	This investment represents less than 5 percent of the Plan’s net assets.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,231,378 as follows:

Mutual Funds	$5,699,534
Common Stock	8,531,844
$14,231,378

The Plan has an interest in a benefit-responsive investment contract which is valued at contract value as determined by MassMutual, the holder of the contract. The contract value at December 31, 2005 and 2004 was $11,120,365 and $10,490,915, respectively. The contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. At December 31, 2005 and 2004, the fair market value of the contract was $11,123,916 and $10,782,908, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. The guaranteed annual interest rate is 6 percent.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

The Company’s contributions to the Plan are invested solely in Terex Corporation Common Stock (see Note 1). Fidelity holds all Terex common stock in one investment account and does not segregate Employer and participant purchased common stock activity. As a result, all Plan investments in Terex common stock are considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net Assets:
Terex Corporation Common Stock	$41,595,604	$31,624,731

Year Ended December 31, 2005
Changes in Net Assets:
Contributions, including Employer and participant contributions	$6,055,691
Net appreciation	8,531,844
Transfers from participant-directed investments	4,467,584
Withdrawals	(1,596,833)
Net loan activity	(208,965)
Expenses paid	(3,054)
Transfers to participant-directed investments	(7,253,717)
Forfeitures	(21,677)
$9,970,873

5.	PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services were $65,136 for the year ended December 31, 2005. In addition, transactions in Terex Corporation Common Stock and Participant Loans qualify as party-in-interest transactions.

6.	INCOME TAX STATUS

The Plan received a determination letter, dated May 5, 2004, in which the IRS stated that the Plan met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the “IRC”) and that the Plan is exempt from federal income taxation. The determination letter included the amendment to the Plan dated December 12, 2002. Subsequent to December 12, 2002, the Plan has been amended. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustee. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds:
*	Baron Growth Fund	Registered Investment Company		$2,415,218
*	Juliusbaer Int’l Equity	Registered Investment Company		315,626
*	Calamos Growth	Registered Investment Company		1,974,461
*	Janus Mid Cap Value Fund	Registered Investment Company		2,941,664
*	Pimco Real Return Bond	Registered Investment Company		25,892
*	LD Abbett Small Cap Value	Registered Investment Company		200,920
*	GS High Yield	Registered Investment Company		1,785,580
*	Fidelity Magellan Fund	Registered Investment Company		7,537,249
*	Fidelity Contrafund	Registered Investment Company		10,676,269
*	Fidelity Equity-Income Fund	Registered Investment Company		9,706,249
*	Fidelity Growth Company Fund	Registered Investment Company		8,971,399
*	Fidelity Intermediate Bond Fund	Registered Investment Company		6,758,558
*	Fidelity Balanced Fund	Registered Investment Company		7,531,230
*	Fidelity Low Priced Stock Fund	Registered Investment Company		19,188,872
*	Fidelity Diversified International Fund	Registered Investment Company		13,123,164
*	Fidelity Dividend Growth Fund	Registered Investment Company		3,813,059
*	Fidelity Freedom Income Fund	Registered Investment Company		152,776
*	Fidelity Freedom 2000 Fund	Registered Investment Company		3,258,765
*	Fidelity Freedom 2010 Fund	Registered Investment Company		5,431,168
*	Fidelity Freedom 2020 Fund	Registered Investment Company		6,234,234
*	Fidelity Freedom 2030 Fund	Registered Investment Company		9,221,465
*	Fidelity Retirement Money Market Portfolio Fund	Registered Investment Company		16,445,238
*	Spartan U.S. Equity Index Fund	Registered Investment Company		2,975,629
*	Fidelity Freedom 2040 Fund	Registered Investment Company		422,725
				141,107,410
	Common Stock:
*	Terex Corporation	Common Stock	$19,368,992	41,595,604
	Investment Contracts:
	MassMutual	Guaranteed Investment Contract		11,120,365
	Commingled Pool of Investments:
*	Fidelity Managed Income Portfolio	Commingled Pool of Investments		3,913,732
	Loans:
*	Participants’ Loans	Interest rates ranging from 5.25% to 6.5% and with maturities through 2020		9,588,351
		Total		$207,325,462

* Denotes a party-in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates’

401(k) Retirement Savings Plan

/s/ Phillip C. Widman
Date: June 29, 2006	By: Phillip C. Widman

Senior Vice President and Chief Financial Officer

Terex Corporation